SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTCQB

NEWS RELEASE – No. 7-13	August 21, 2013

SAMEX Pauses El Gringo Exploration And Evaluates Strategic Options

SAMEX Mining Corp. (TSX-V: SXG) (“SAMEX” or the “Company”) provides this updated news release in respect of its El Gringo copper-gold-silver prospect in Chile (the “El Gringo Project”) as previously updated in a news release dated May 30, 2013.

Following the resignation of former CEO Jeffrey P. Dahl in January of 2013, the board of directors of the Company embarked on a new strategic direction in an attempt to optimize exploration efforts in Chile. In light of the fact that the Company’s cash equivalent balance had already fallen 83% from its 2011 peak (from approximately $11.9 million down to $2.0 million), the new board emphasized allocating as much of the remaining capital as possible towards the goal of a resource discovery in Chile. The Company also engaged an entirely new geological team led by Juan Carlos Toro Taylor – one of Chile’s most renowned geologists with a track record of leading and participating in ore discoveries. After consulting with several geological advisors however, the Company determined that the most recently received drill assays did not improve from the results announced on May 30, 2013. Irrespective of these efforts, the Company no longer has the capacity to continue independent exploration at its El Gringo Project and management has made the decision to halt exploration and explore strategic alternatives.

SAMEX has entered into discussions with multiple parties to identify and evaluate strategic alternatives. Strategic alternatives may include, but are not limited to: joint venturing or selling existing land concessions, optioning properties in other jurisdictions, or transitioning the company to a different segment of the mining industry. The Company cautions that while it is in the process of evaluating strategic alternatives, there are no assurances or guarantees that the pursuit of a strategic alternative will be successful.

Contact:

SAMEX Mining Corp.

Sasan Sadeghpour

Director, Chairman & Interim Chief Executive Officer

(713) 956-5200, extension 102

2samex@samex .com

www.samex.com

This News Release includes certain "forward looking statements" within the meaning of Canadian securities laws. Without limitation, statements regarding future prospects of the Company, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration and grade of ore mined; risks associated with development, construction and mining operations; the uncertainty of future profitability, uncertainty of access to additional capital and general economic, market or business conditions. Except as may be required by law, SAMEX undertakes no obligation to revise or update any forward-looking information as a result of new information, future events, or otherwise after the date hereof.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.